SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               6 October, 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 6 October, 2006 re: Director/PDMR Shareholding



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director TERESA ARLENE DIAL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Hill Samuel Offshore Trust Company Limited (HSOTC):                      16,909
Lloyds TSB Registrars Corporate Nominee Limited:
AESOP 1 account (LTSBRCNL AESOP 1)                                          567
Conditional award of shares under the:
Lloyds TSB performance share plan                                        57,322
Lloyds TSB long-term incentive plan                                     328,846


8 State the nature of the transaction
10 shares were acquired by Lloyds TSB Registrars Corporate Nominee Limited AESOP1 account, at 554.5 per share, for Ms Dial, under the Lloyds TSB Group Shareplan on 4th October, 2006.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 4TH OCTOBER, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
HSOTC:                                                                   16,909
LTSBRCNL AESOP1:                                                            577
Conditional award of shares under the:
Lloyds TSB performance share plan                                        57,322
Lloyds TSB long-term incentive plan                                     328,846

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction
5TH OCTOBER, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant
-


18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
706,959

23. Any additional information
-


24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                  020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 6TH OCTOBER, 2006


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).



(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director GEORGE TRUETT TATE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                         2,067
Hill Samuel Offshore Trust Company Limited (HSOTC):                      50,068
Conditional award of shares under the:
Lloyds TSB performance share plan                                       169,720
Lloyds TSB long-term incentive plan                                     297,114


8 State the nature of the transaction
38 shares were acquired by Lloyds TSB Registrars Corporate Nominee Limited AESOP1 account, at 554.5 per share, for Mr Tate, under the Lloyds TSB Group Shareplan on 4th October, 2006.


The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.


9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 4TH OCTOBER, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
LTSBRCNL AESOP1:                                                          2,105
HSOTC:                                                                   50,068
Conditional award of shares under the:
Lloyds TSB performance share plan                                       169,720
Lloyds TSB long-term incentive plan                                     297,114

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction
5TH OCTOBER, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,116,907

23. Any additional information
-


24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                         020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 6TH OCTOBER, 2006






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).



(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director HELEN ALISON WEIR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                         1,266
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
- Mrs Weir (Single company maxi ISA)                                      3,468
Hill Samuel Offshore Trust Company Limited (HSOTC):                      36,690
Conditional award of shares under the:
Lloyds TSB performance share plan                                       124,374
Lloyds TSB long-term incentive plan                                     288,460

8 State the nature of the transaction
24 shares were acquired by Lloyds TSB Registrars Corporate Nominee Limited AESOP1 account, at 554.5 per share, for Mrs Weir, under the Lloyds TSB Group Shareplan on 4th October, 2006.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 4TH OCTOBER, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
LTSBRCNL AESOP1:                                                          1,290
LTSBR(I)NL:
- Mrs Weir (Single company maxi ISA):                                     3,468
HSOTC:                                                                   36,690
Conditional award of shares under the:
Lloyds TSB performance share plan                                       124,374
Lloyds TSB long term incentive plan                                     288,460

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction
5TH OCTOBER, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
861,775

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                            020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification     6TH OCTOBER, 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).



(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director CAROL FRANCES SERGEANT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                         1,799
Hill Samuel Offshore Trust Company Limited (HSOTC):                      23,208
Conditional award of shares under the:
Lloyds TSB performance share plan                                        78,670
Lloyds TSB long-term incentive plan                                     128,846

8 State the nature of the transaction
34 shares were acquired by Lloyds TSB Registrars Corporate Nominee Limited AESOP1 account, at 554.5 per share, for Mrs Sergeant, under the Lloyds TSB Group Shareplan on 4th October, 2006.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 4TH OCTOBER, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
LTSBRCNL AESOP1:                                                          1,833
HSOTC:                                                                   23,208
Conditional award of shares under the:
Lloyds TSB performance share plan                                        78,670
Lloyds TSB long-term incentive plan                                     128,846

PERCENTAGE HOLDING IS MINIMAL






16. Date issuer informed of transaction
5TH OCTOBER, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
470,090

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 6TH OCTOBER, 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).



(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director CHRISTOPHER MICHAEL WISCARSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Mr. C.M. Wiscarson:                                                      38,920
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                         4,448
Hill Samuel Offshore Trust Company Limited (HSOTC):                      37,351
Conditional award of shares under the:
Lloyds TSB performance share plan                                       126,614
Lloyds TSB long-term incentive plan                                     163,460
Save & Prosper Personal Equity Plan:
- Mrs. Wiscarson:                                                         6,963


8 State the nature of the transaction
85 shares were acquired by Lloyds TSB Registrars Corporate Nominee Limited AESOP1 account, at 554.5 per share, for Mr. Wiscarson, under the Lloyds TSB Group Shareplan on 4th October, 2006.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 4TH OCTOBER, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Mr. C.M. Wiscarson:                                                      38,920
LTSBRCNL AESOP1:                                                          4,533
HSOTC:                                                                   37,351
Conditional award of shares under the:
Lloyds TSB performance share plan                                       126,614
Lloyds TSB long-term incentive plan                                     163,460
Save & Prosper Personal Equity Plan:
- Mrs. Wiscarson                                                          6,963

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction
5TH OCTOBER, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,007,017

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                         020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY
Date of notification 6TH OCTOBER, 2006





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  6 October, 2006